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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No.   )*
                                              ---

                        CollaGenex Pharmaceuticals, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    19419B100
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [X]   Rule 13d-1(b)

     [ ]   Rule 13d-1(c)

     [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act (the "Act") or otherwise subject to the liabilities of that section of the Act but shall to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 5

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CUSIP No. 19419B100

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1.    Name of Reporting Person
      I.R.S. Identification No. of above persons (entities only).

      Talon Asset Management, Inc.

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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      Not applicable.

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3.    SEC Use Only

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4.    Citizenship or Place of Organization

      Illinois corporation

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Number of       5.   Sole Voting Power:         None
Shares Benef-
icially owned   ----------------------------------------------------------------
by Each         6.   Shared Voting Power:       931,840
Reporting
Person With:    ----------------------------------------------------------------
                7.   Sole Dispositive Power:    None

                ----------------------------------------------------------------
                8.   Shared Dispositive Power:  931,840

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9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      931,840

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10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions)

      Not applicable.

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11.   Percent of Class represented by Amount in Row (9)

      6.5%

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12.   Type of Reporting Person (See Instructions)

      IA

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Item 1.

     (a)   Name of Issuer:
                 CollaGenex Pharmaceuticals, Inc.

     (b)   Address of Issuer's Principal Executive Offices
                 41 University Drive
                 Newtown, PA 18940

Item 2.

     (a)   Name of Person Filing
                 Talon Asset Management, Inc.

     (b)   Address of Principal Business Office
                 One North Franklin
                 Suite 900
                 Chicago, IL 60606

     (c)   Citizenship
                 Illinois corporation

     (d)   Title of Class of Securities
                 Common Stock

     (e)   CUSIP Number
                 19419B100

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person is filing is a:

     (a)   [ ]   Broker or dealer registered under section 15 of the Act
     (b)   [ ]   Bank as defined in section 3(a)(6) of the Act
     (c)   [ ]   Insurance Company as defined in section 3(a)(19) of the Act
     (d)   [ ]   Investment company registered under section 8 of the
                 Investment Company Act of 1940
     (e)   [X]   An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E)
     (f)   [ ]   An employee benefit plan or endowment fund in accordance
                 with Rule 13d- 1(b)(1)(ii)(F)
     (g)   [ ]   A parent holding company or control person in accordance
                 with Rue 13d- 1(b)(1)(ii)(G)
     (h)   [ ]   A savings association as defined in Section 3(b) of the
                 Federal Deposit Insurance Act
     (i)   [ ]   A church plan that is excluded from the definition of an
                 investment company under section 3(c)(14) of the Investment
                 Company Act of 1940
     (j)         Group, in accordance with 13d-1(b)(1)(ii)(J)

Item 4. Ownership

     (a)   Amount beneficially owned
               Talon Asset Management, Inc. 931,840

     (b)   Percent of class
               Talon Asset Management, Inc. 6.5% (based on 14,385,377 shares outstanding as of November 1, 2004)

     (c)   Number of shares as to which

           Talon Asset Management, Inc. has:

                 (i)   Sole power to vote or to direct the vote: None
                 (ii)  Shared power to vote or to direct the vote: 931,840
                 (iii) Sole power to dispose or to direct the disposition of:
                       None
                 (iv)  Shared power to dispose or to direct the disposition of:
                       931,840

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Item 5. Ownership of Five Percent or Less of a Class
        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
        The shares reported herein by Talon Asset Management, Inc. ("Talon") are either (a) held on behalf of discretionary clients of Talon Asset Management, Inc. or (b) held on behalf of Talon Opportunity Partners, L.P., as manager of Talon Opportunity Managers, L.L.C., the general partner of Talon Opportunity Partners, L.P. To the knowledge of Talon, no client has the right to receive dividends or direct the proceeds from the sale of interests relating to more than 5% of the class. From time to time, Talon Opportunity Partners, L.P. may make distributions of partnership income to limited partners, none of which has an interest relating to more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not applicable.

Item 8. Identification and Classification of Members of the Group

        Not applicable.

Item 9. Notice of Dissolution of the Group

        Not applicable.

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Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2005
      Date

                                        TALON ASSET MANAGEMENT, INC.


                                        /s/ Terry Diamond
                                        ----------------------------------------
                                        Signature

                                        Terry Diamond/Chairman
                                        Name/Title

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